Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Modified S&P DTI-TR Linked Notes

Due April 24, 2009
Final Term Sheet

Aggregate Principal Amount:	$20,000,000

Trade Date:	April 10, 2008

Original Issue Date:	April 17, 2008

Maturity Date:

April 24, 2009 (the “Stated Maturity Date”), unless such day is not a Business Day in which case the Stated Maturity Date will be the next following Business Day. If the fifth Business Day before the Stated Maturity Date is not the Determination Date, then the Maturity Date will be the fifth Business Day after the Determination Date.

Determination Date:

April 17, 2009, provided however, that if such day is not a Trading Day or if a market disruption occurs or is continuing on such date, then the Determination Date shall be the next Trading Day on which no market disruption occurs or is continuing; provided, however, that in any event the Determination Date will be no later than April 24, 2009 (or, if such day is not a Business Day, the Business Day immediately following April 24, 2009).

Spread:	Minus 0.26% per annum.

Interest Payment and Interest Reset Dates:	July 17, 2008, October 17, 2008 and January 20, 2009

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Initial Index Level:	1582.337

Trigger Level:	1344.986

CUSIP:	00254EEM0

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.